INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	January 15, 2018

Invictus MD Receives $9.5 million from Warrant and
Option Exercises and increases target capacity in 2019
to 76,000 kg

Vancouver, BC, January 15, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1) is pleased to announce that since the release of its financial results for the third quarter ended October 31, 2017, which were filed on SEDAR on December 22, 2017, the Company has received $9,484,547 from the exercise of previously issued warrants and options. A total of 5,660,072 warrants and 21,000 options were exercised for proceeds of $9,476,167 and $8,380, respectively. As a result of such exercises, the Company currently has a total of 85,860,378 common shares issued and outstanding.

Invictus MD’s current cash balance is approximately $32 million. The target production capacity for 2019 is approximately 76,000 kg based on expanding facilities in 2019 to approximately 520,000 square feet. Invictus MD still has approximately 18.7 million warrants outstanding that would bring cash into the Company of approximately $33 million.

On January 8, 2018 the Company reported AB Labs received its authorization by Health Canada to sell dried marijuana under the ACMPR (“Sales License”). AB Labs which has 130 kg of dried marijuana in its vault intends to sell 100% of this inventory in January 2018 to Canopy Growth Corporation (TSX:WEED), initiating its first revenue stream since inception.

Invictus MD’s total annual kilogram capacity after various phases of expansion in 2018 and 2019, complete and in progress, is expected to be approximately 76,000 kg. The expected net production capacity to Invictus MD of approximately 67,000 kg after giving effect to the additional investment contemplated in its Letter of Intent with AB Labs that will bring Invictus MD’s ownership of AB Labs to 50%. With the recent exercise of warrants and options, Invictus MD’s funded capacity today is approximately 20,650 kg.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

				KG's			Invictus MD	Invictus MD KG
				Produced to		Forecast Invictus	KG Funded	Expansion
	Square Feet	Status	% Funded	Date	KG Capacity	MD Ownership	Capacity	Capacity
Acreage Pharms
Phase 1	6,600	Complete	100%	150	600	100%	600	600
Phase 2	33,000	31-Jan-18	100%	-	4,400	100%	4,400	4,400
Phase 3	80,000	30-Sep-18	89%	-	14,000	100%	12,500	14,000
Phase 4	80,000	01-Mar-19	0%	-	14,000	100%	-	14,000
Phase 5	160,000	01-Sep-19	0%	-	28,000	100%	-	28,000
Total Acreage Pharms	359,600			150	61,000	100%	17,500	61,000
AB Laboratories
Phase 1	15,600	Complete	100%	130	900	50%	450	450
Phase 2	40,000	15-Jun-18	100%	-	4,000	50%	2,000	2,000
Total AB Laboratories	55,600			130	4,900	50%	2,450	2,450
AB Ventures
Phase 1	21,000	Pre-license	100%	-	2,100	33%	700	700
Phase 2	84,000	Pre-license	0%		8,400	33%	-	2,772
Total AB Ventures	105,000			-	10,500	33%	700	3,472
TOTAL	520,200			280	76,400		20,650	66,922

Dan Kriznic, Chairman and CEO commented, “We continue to focus on utilizing our $32 million of cash in treasury to build out additional square footage to meet the expected demand once Canada becomes recreationally legal this year. Our current funded capacity of 20,650 kg, as well as our planned expansion to get to approximately 76,000 kg in 2019 with a net to Invictus MD of 67,000 kg brings us in line with some of our peers that are leading the industry. The Sales license for AB Labs has been a catalyst to getting to this stage and the next catalyst will be our sales license for Acreage Pharms that is expected to occur in this first quarter of 2018.”

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its 100% investment in Acreage Pharms Ltd., located in West-Central Alberta, and 33% investment in AB Laboratories Inc., located near Hamilton, Ontario which has both its cultivation and sales license under ACMPR. Combined the two licenses and an expected third license under AB Ventures have an approximate annual run-rate production capacity of 76,000 kg by 2019. In addition to ACMPR licenses the Company has an 82.5% investment in Future Harvest Development Ltd. a Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the potential production capacity of AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a sales license under the ACMPR to AB Ventures and Acreage Pharms, Acreage Pharms’ receipt of a sales license and the success and timing of Acreage Pharms’ expansion plans, expected sales of inventory and the completion of the transaction contemplated by the LOI and the resulting increase in the Company’s ownership interest in AB Labs are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that AB Labs, AB Ventures and Acreage Pharms will satisfy all conditions for, and receive, regulatory approval to sell medical cannabis at their production facilities’ full capacity, AB Ventures will satisfy all conditions for and be granted a license under the ACMPR, AB Ventures is able to successfully build a production facility, Acreage Pharms will satisfy all conditions for and successfully obtain the anticipated sales license and will successfully complete its expansion plans, the anticipated sales of inventory will take place on the terms and timing expected by management and all conditions to the transaction contemplated by the LOI will be satisfied and the transaction will complete on the expected terms. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that AB Labs, AB Ventures and Acreage Pharms will not receive regulatory approval to sell medical cannabis at their production facilities for their full production capacity or at all, that AB Labs, AB Ventures or Acreage Pharms will not reach full production capacity, that AB Ventures will not be granted a license under the ACMPR, that AB Ventures is not able to successfully build a production facility, that Acreage Pharms is not able to obtain the anticipated sales license when expected by management or at all or is not able to successfully complete its expansion plans, that the anticipated sales of inventory will not occur on the terms and timing expected by management or at all and that the transaction contemplated by the LOI will not complete on the expected terms or at all. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

connect@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

connect@invictus-md.com www.invictus-md.com